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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONY Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky (212)314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) New York (State) 10017 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2005 WASH, D.C. 213

PROCESSED MAR 2 9 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/23

OATH OR AFFIRMATION

I, Mark Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONY Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN GEORGE
Notary Public, State of New York
No. 01GE5062537
Qualified in Queens County
Commission Expires July 1, 2006

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss). or Operations
- [x] (d) Statement of Changes in Financial Condition or Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
MONY Securities Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of MONY Securities Corporation (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2005

MONY Securities Corporation
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 15,281,143
Cash segregated under federal and other regulations	102,711
Deposits with clearing organizations	70,123
Receivables from affiliates	2,460,563
Receivables from sponsors and broker-dealers	3,267,310
Securities owned, at market, held at clearing broker	1,781
Other assets, net of allowance for doubtful accounts of $629,038	156,913
Total assets	$ 21,340,544
Liabilities and Stockholder's Equity	
Liabilities	
Cash overdrafts	$ 66,793
Payable to affiliates	8,286,206
Commissions and other fees payable	3,486,136
Securities sold, not yet purchased, at market	12,003
Other liabilities	1,275,217
Total liabilities	13,126,355
Commitments, contingencies and guarantees	-
Stockholder's equity	
Common stock - $1 par value, authorized 15,000 shares; issued and outstanding 7,550 shares	7,550
Additional paid-in-capital	20,932,626
Deficit	(12,725,987)
Total stockholder's equity	8,214,189
Total liabilities and stockholder's equity	$ 21,340,544

The accompanying notes are an integral part of these financial statements.

1. Organization

MONY Securities Corporation (the "Company"), a wholly owned subsidiary of MONY Life Insurance Company ("MONY"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). On July 8, 2004, AXA Financial, Inc. ("AXF") acquired The MONY Group Inc. and its subsidiaries, including MONY. AXF has notified the regulators that it intends on withdrawing the Company's broker-dealer license during the year, and the Company's financial professionals will become registered representatives of AXA Advisors, LLC ("Advisors"), an indirect subsidiary of AXF. As a result, the Company's clients will become customers of Advisors.

The Company's principal businesses are the distribution of affiliated and third party investment products, primarily mutual funds, as well as variable annuity contracts. Retail distribution of products and services offered by the Company is accomplished by financial professionals registered with the Company and MONY.

2. Summary of Significant Accounting Policies

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2004 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2004.

Securities owned and securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Cash equivalents at December 31, 2004 include investments in money market funds of approximately $5,994,000. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Interest income is accrued as earned.

MONY and its subsidiaries, including the Company, file a consolidated federal income tax return. The formal tax sharing agreement provides that consolidated federal income taxes be allocated to the Company based on separate return calculations, and the realization of the deferred tax assets will be evaluated based on a separate company basis.

Deferred income tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $2,979,777 which exceeded required net capital of $874,290 by $2,105,487 and the Company's ratio of aggregate indebtedness to net capital was 4.40 to 1.

4. Transactions with Affiliates

The Company received concessions and fees for the sale of shares of the Enterprise Funds, a proprietary open-end mutual fund product of MONY's Enterprise Group of Funds. During 2004, concessions and other revenues of $7,292,486 were earned on transactions related to the distribution of these funds. Additionally, the Company received or will receive reimbursement of fees totaling $412,402 from the Enterprise Group of Funds for ticket charges and transaction fees charged by the clearing broker to the Company. The Statement of Financial Condition includes $104,355 in Receivable from affiliates related to these fees.

Pursuant to a service and expense agreement, MONY provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2004, the Company incurred expenses of $15,218,040 for the cost of such services.

In addition, the Company earned revenues of $38,604,088 from MONY which were simultaneously paid out to financial professionals or paid to the affiliates for services pursuant to the agreement described above. Equal amounts or revenue and expense are included in the Statement of Operations.

In 2004, the Company earned revenues of $6,660,025 related to sales of variable annuities and variable life insurance products of AXA Equitable Life Insurance Company, an indirect subsidiary of AXF. Expenses related to the sales support of these products amounted to $1,962,000 in 2004.

The Company incurred fees of $160,183 in connection with training provided by the Advest Group, Inc., a subsidiary of the MONY Group. Additionally, the Company incurred shared service fees of $654,073 related to programs and clearing costs incurred in client accounts of Advest's Managed Account Consulting Program, a managed money product.

5. Taxes

At December 31, 2004, the Company had a net deferred tax asset of approximately $2,576,000 consisting primarily of the tax effects of litigation reserves which are not tax deductible until paid, and the tax effects of net operating loss carryforwards. A full valuation allowance has been established since it is more likely than not that the deferred tax asset will not be realized. The Company has net operating loss carryforwards of $4,536,000 which will expire beginning in the year ended December 2022.

During the year, the Company received $719,371 from MONY related to tax refunds it received based on the utilization of the prior year loss. This amount was recorded as a capital contribution

from MONY as such tax refund received by the Company was not due to be paid under the formal tax sharing agreement and had not been recorded as a receivable by the Company in the prior year.

6. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2004, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market values of the related securities at December 31, 2004 and may incur a loss if the market value of the securities increases subsequent to that date.

7. Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific actions, the Company has provided a reserve for the estimated costs to be incurred as a liability in the Statement of Financial Condition. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

In December 2002, the SEC and the NASD directed all broker-dealers, including the Company, to evaluate their procedures with respect to mutual funds sales charge breakpoints. In 2003, the Company established a reserve for potential client refunds and has refunded clients as appropriate through 2004. Other liabilities in the Statement of Financial Condition includes $226,605 related to this reserve.